UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934
International Imaging Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00178Q 10 8
(CUSIP Number)

August 17, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒ Rule 13d-1(b)
☒ Rule 13d-1(c)
❒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No . 00178Q 10 8	SCHEDULE 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Opportunity Master Fund, Ltd. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 190,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 190,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0%
12	TYPE OF REPORTING PERSON * CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No . 00178Q 10 8	SCHEDULE 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC) *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 190,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 190,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0%
12	TYPE OF REPORTING PERSON * IA

CUSIP No . 00178Q 10 8	SCHEDULE 13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adam Benowitz*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 190,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 190,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0%
12	TYPE OF REPORTING PERSON * IN

* Adam Benowitz, in his capacity as managing member of Vision Capital Advisors, LLC, the investment manager to the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person.  Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 5 of 8 Pages

Item 1(a).               Name of Issuer:

International Imaging Systems, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2419 E. Commercial Blvd., Suite 305
Ft. Lauderdale, FL 33308

Item 2(a).	Name of Person Filing.
Item 2(b).	Address of Principal Business Office or, if None, Residence.
Item 2(c).	Citizenship.

Vision Opportunity Master Fund, Ltd.
c/o Citi Hedge Fund Services (Cayman) Limited
P.O. Box 1748
Cayman Corporate Centre
27 Hospital Rd, 5th Floor
Grand Cayman KY1-1109, Cayman Islands
Cayman Islands

Vision Capital Advisors, LLC
20 W. 55 th Street, 5 th Floor
New York, New York 10019
Delaware Limited Liability Company

Adam Benowitz
20 W. 55 th Street, 5 th Floor
New York, New York 10019
U.S. Citizen

Item 2(d).	Title of Class of Securities:

              Common Stock, par value $0.001 per share

Item 2(e).         CUSIP Number:

              00178Q 10 8

Item 3.              If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whetherthe person filing is a:

              Not Applicable

Item 4.                Ownership.*

The following is information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1 as of August 17, 2007:

(a)	Amount beneficially owned: 190,000 shares of Common Stock* (based upon 1,466,573 shares of Common Stock outstanding as of August 17, 2007pursuant to information obtained from the Issuer.)

(b)	Percent of Class: 13.0%

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 6 of 8 Pages

(c)            Number of shares as to which such person has:

(i)             sole power to vote or direct the vote:  190,000

(ii)            shared power to vote or direct the vote:   0

(iii)           sole power to dispose or direct the disposition of: 190,000

(iv)           shared power to dispose or direct the disposition of:   0

 * On August 17, 2007, a warrant to purchase 90,000 shares of Common Stock that was issued to the Reporting Person in a private placement transaction with the Issuer was cancelled.

Item 5.       Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8.      Identification and Classification of Members of the Group.

           Not Applicable

Item 9.      Notice of Dissolution of Group.

           Not Applicable

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 7 of 8 Pages

Item 10.           Certification.

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00178Q 10 8	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2007

VISION OPPORTUNITY MASTER FUND, LTD.

	By:	/s/ Adam Benowitz
Name: Adam Benowitz
Title: Managing Member